REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS
Supplementary Mail Form — Sun Life Financial Inc.

Dear Shareholder:

Sun Life Financial Inc. publishes interim financial statements which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these statements by mail, you can either:

1.	Complete and return this card along with your proxy form in the return envelope provided; or

2.	Complete and mail this card to our Transfer Agent at: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9;

or

3.	Sign up at www.cibcmellon.com/FinancialStatements. Use the Sun Life Financial company code: 7116b.

If you do not provide instructions, the interim financial statements will not be mailed to you. This card will be mailed to you annually.

Please print

Name:

Address:

Postal code:

Signature: X

R

REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS
Supplementary Mail Form — Sun Life Financial Inc.

Dear Shareholder:

Sun Life Financial Inc. publishes interim financial statements which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these statements by mail, you can either:

1.	Complete and return this card along with your proxy form in the return envelope provided; or

2.	Complete and mail this card to our Transfer Agent at: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9;

or

3.	Sign up at www.cibcmellon.com/FinancialStatements. Use the Sun Life Financial company code: 6981b.

If you do not provide instructions, the interim financial statements will not be mailed to you. This card will be mailed to you annually.

Please print

Name:

Address:

Postal code:

Signature: X

R